May 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    John Cash, Accounting Branch Chief,

                    Securities and Exchange Commission

Re:	MasTec, Inc.

Form 10-K for the Year ended December 31, 2016

Filed February 24, 2017

File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc. and its subsidiaries (the “Company” or “MasTec”), the following response is to the comment letter, dated April 28, 2017 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended December 31, 2016, filed February 24, 2017 (the “10-K”).

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we,” “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Non-U.S. GAAP Financial Measures, Page 37

We note your non-GAAP financial measures, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, exclude project losses related to a proportionally consolidated non-controlled Canadian joint venture. Please more fully explain to us why you believe excluding project losses from a performance measure is useful to investors, including how it complies with Item 10(e) of Regulation S-K and Question 100.01 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. We note your disclosure that you have “minimal direct construction involvement” related to this joint venture; however, we note this joint venture appears to be in a similar line of business and we assume it may have other projects for which you are not making any adjustment. Please be advised this comment is also applicable to your presentation of these non-GAAP financial measures in earnings releases filed under Form 8-K.

Company’s Response:

Historically, MasTec has not excluded any project results, whether income or losses, from its non-GAAP financial measures as they represent ordinary course activity. Due to the factors detailed below, in the case of the “proportionally consolidated non-controlled Canadian joint venture,” we believe that results for this specific project are appropriately excluded from our non-GAAP financial measures and are in compliance with Item 10(e) of Regulation S-K and Question 100.01 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

The proportionately consolidated non-controlled Canadian joint venture referred to in the non-GAAP Financial Measures discussion on page 37 of the 10-K is the Acciona-Pacer Joint Venture (“APJV”). APJV is a contractual joint venture that was entered into by Pacer Construction Holdings Corporation (“Pacer”) prior to Pacer’s 2014 acquisition by MasTec. Pacer owns a minority interest of 35% of APJV and APJV automatically terminates upon the completion and settlement of the project. APJV’s sole activity is execution of a single project, as general contractor, consisting of the erection of a bridge in Alberta, Canada. APJV executes no other projects. APJV is managed by the 65% partner and neither Pacer nor any other MasTec entity has performed any significant construction work since MasTec acquired its indirect minority interest via the Pacer acquisition. None of MasTec’s operations have previously engaged, or currently engage in, construction activity of the type undertaken by APJV, and MasTec has no current plans to engage in this type of construction activity in the future. Relative to Pacer’s pre-acquisition principal activities, which focused on the Canadian oil sands industry, APJV was idiosyncratic. Accordingly, APJV is not representative of our active construction service offerings or performance capabilities, and as a result, has been included in the “Other” segment since 2014.

Various information about APJV is disclosed throughout the 10-K; however, to better explain our rationale for excluding the APJV results from our non-GAAP financial measures, we have modified the Non-U.S. GAAP Financial Measures discussion in our Form 10-Q for the Quarterly Period Ended March 31, 2017, filed on May 4, 2017 (the “2017 10-Q”), as follows:

“The “adjusted” non-U.S. GAAP measures exclude, as applicable to the particular periods…project results, which for the periods presented, were losses, from a proportionately consolidated non-controlled Canadian joint venture that was underway when we acquired Pacer in 2014, and whose sole activity involves the construction of a bridge, a business in which we do not otherwise engage, is managed by a third party, and for which we have minimal direct construction involvement and automatically terminates upon completion of the project…”

Please note that APJV results on its single project have been losses since the 2014 acquisition of Pacer. Accordingly, all non-GAAP adjustments related to this project through the filing date of our 10-K have been referred to as “project losses.” APJV is, however, actively pursuing several potential recovery options and the project may have income in the future if any of these recovery options prove to be successful. If project income were to materialize on future APJV activity, they will also be portrayed as exclusions from our non-GAAP financial measures at that time, fully consistent with the treatment to date of the APJV losses. We believe we clarified this point by referring to “project results” instead of “project losses” in the 2017 10-Q. While we do not believe that APJV is indicative of our operating activities, we also note that we have not characterized the losses as unusual, infrequent or non-recurring. Moreover, the APJV adjustment is conspicuously reconciled as a separate line item in our non-GAAP financial measures.

Accordingly, in light of the foregoing, we believe that this adjustment is not misleading, provides a meaningful comparison of our core operating results, and that the exclusion of the results of APJV from our non-GAAP financial measures complies with the provisions of Item 10(e) of Regulation S-K and Question 100.01 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

2.	We note your non-GAAP financial measures, Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS, appear to only exclude charges. Please more fully explain to us how you believe your measures comply with Question 100.03 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. In this regard, we note your non-GAAP financial measures exclude a court mandated settlement and acquisition integration costs but do not exclude income related to a settlement, the reduction of an earn-out liability for an acquired business, and gains on sales of equipment. Please be advised this comment is also applicable to your presentation of these non-GAAP financial measures in earnings releases filed under Form 8-K.

Company’s Response:

We consider both charges and income for exclusion from our non-GAAP financial measures and believe that the exclusions from MasTec’s non-GAAP financial measures have been carefully considered and are in compliance with Question 100.03 of the Updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Court Mandated Mediation Settlement

We typically settle many legal matters and project disputes in the ordinary course of MasTec’s operations, with no exclusion from our non-GAAP financial measures. In the case of the “court mandated settlement” referred to in your comment, we determined that exclusion from our non-GAAP financial measures was appropriate due to various factors specific to this settlement. This court mandated mediation settlement was related to a customer decision to terminate MasTec for “convenience” in the midst of a large transmission project. Termination of a large “in process” project in this manner is uncommon and gave rise to a disagreement regarding the customer’s contractual responsibilities under the termination for convenience provision that requires reimbursement for both pre-termination and post-termination costs incurred under the project. Ordinary course negotiations to resolve the matter were unsuccessful and led to formal legal proceedings, initiated by MasTec, to seek collection of amounts due MasTec. These proceedings, which related to amounts due under this contract’s termination for convenience provision, ultimately resulted in a court mandated mediation settlement. The combination of the above factors led us to determine that this settlement was of a nature that was not typical of our ordinary course customer dispute resolution process. Accordingly, we believe that it was appropriate to exclude this item from our non-GAAP financial measures so that our investors would have a clearer comparison of our results to other periods. We also note that this litigation and its outcome were disclosed in our annual and quarterly reports, and the court mandated mediation settlement was conspicuously reconciled as a separate line item in our non-GAAP financial measures.

Income Related to a Settlement, Earnout Liability Adjustments

MasTec is an acquisitive company, having made over 25 acquisitions since 2007, and typically utilizes some form of “earnout” contingent consideration as part of the acquisition consideration. As is common for an acquisitive company, MasTec has settled many acquisition purchase price matters, including opening balance sheet matters, contingency settlements, and earnout consideration matters, and historically all of these matters have been reflected as ordinary course activities, with no exclusion from our non-GAAP financial measures.

The “income related to a settlement,” which is referred to in your comment, related to a complex acquisition purchase price matter pertaining to the working capital of an acquired company that required post-acquisition assessment and determination as to the status of several thousand small projects as of the 2014 acquisition date. In order to reach the settlement in 2016, MasTec incurred significant expenses in 2015, with no exclusion from our non-GAAP financial measures. The settlement was not estimable and the agreement did not occur until after the one year measurement period of the acquisition, thus, in accordance with GAAP, this settlement amount was properly recorded as other income during the first quarter of 2016.

With regard to your comment on “reduction of earnout liability for an acquired business,” please note that we do not exclude adjustments to earnout liabilities, whether gains or losses, when presenting our non-GAAP financial measures. Earnout liability adjustments, both increases and decreases, are disclosed, as appropriate, in the applicable reporting periods.

As an acquisitive company, we consider the acquisition related adjustments discussed above, including acquisition purchase price matters and adjustments to earnout liabilities, as ordinary course activities. Therefore, we do not exclude these items, whether gains or losses, when presenting our non-GAAP financial measures. Moreover, the effects of the above mentioned items are disclosed in our annual and quarterly reports in either the notes to our financial statements and/or within management’s discussion and analysis of financial condition and results of operations, as appropriate.

Acquisition Integration Costs

MasTec’s acquisition strategy has not traditionally resulted in significant post-acquisition integration activities because acquired businesses typically expand our service offerings, customer base and/or geographic territory. Thus, our acquisitions have, almost without exception, operated with similar post-acquisition operating structures relative to personnel, systems and locations. In 2014, however, we acquired a business within an existing service offering, partially within existing geographic territories, and we determined that this acquired business would be integrated within our existing operations. Accordingly, contrary to our historical acquisition activity, this required significant post-acquisition integration costs, such as elimination of redundant personnel and locations, as well as the migration of operations to MasTec’s existing systems and processes. As a result, the costs of these post-acquisition integration activities were excluded from our non-GAAP financial measures. Acquisition integration costs are distinct from transaction-related or acquisition purchase price matters, which relate to accounting for the business combination itself as of the closing date. Given that we have not incurred significant post-acquisition integration costs in connection with our numerous other acquisitions, we determined that investors would have a better perspective of our core operating results by excluding these costs from our non-GAAP financial measures. Moreover, these acquisition integration costs were conspicuously reconciled as a separate line item in our non-GAAP financial measures.

Gains on Sales of Equipment

In reference to your comment on “gains on sales of equipment,” please note that both gains and losses on sales of equipment are typically considered an ordinary course activity for MasTec, with no exclusion from our non-GAAP financial measures. We also note that “gains on sales of equipment,” as disclosed on page 34 of the 10-K, are net of any related losses. This net presentation is more clearly described within our consolidated statement of cash flows in the 10-K, in which gains and losses on sales of assets are presented as “Losses (gains), net, on asset sales, including fixed assets held-for-sale and discontinued operations.” We will clarify this presentation in future filings where the results of asset sales are described. We also note that the only gains or losses on sales of equipment that are considered for exclusion from our non-GAAP financial measures are disposals of equipment directly resulting from reorganizational activities that are not representative of MasTec’s underlying operating performance. If any future recoveries or gains subsequently occur relating to equipment identified as held-for-sale under these reorganizational activities, they would be treated on a consistent basis as exclusions from our non-GAAP financial measures.

3.	We note your disclosure that you consider EBITDA and Adjusted EBITDA to be indicators of your ability to generate cash to service debt, fund capital expenditures and expand your business and you reconcile these measures to net income and cash provided by operating activities. We also note your disclosure that you do not consider these non-GAAP financial measures to be measures of your liquidity and they do not comply with the provisions of Item 10(e)(1)(ii)(A) of Regulation S-K. Please clarify or revise these inconsistencies.

Company’s Response:

In light of this comment, in our 2017 10-Q, we eliminated the disclosure that indicates that we consider Adjusted EBITDA to be an indicator of our ability to generate cash to service debt, fund capital expenditures and expand our business and also struck the reference to the fact that we do not consider EBITDA to be a measure of liquidity. We did, however, continue to highlight the limitations on EBITDA as a liquidity measure because it excludes certain cash impacts on assets and liabilities. We understand Item 10(e)(1)(ii)(A) of Regulation S-K to permit the use of EBIT and EBITDA as a measure of liquidity despite the fact that such measures exclude cash settled charges. Consistent with the foregoing, our 2017 10-Q included a reconciliation of EBITDA, but not Adjusted EBITDA, to net cash provided by operating activities. Upon further consideration, however, we expect in future filings to eliminate the language regarding the use of EBITDA as an indicator of MasTec’s ability to generate cash. Consistent with that change, we would also eliminate the reconciliation of EBITDA to net cash from operating activities.

Consolidated Financial Statements

Note 1 – Business, Basis of Presentation and Significant Accounting Policies, Page 53

New Accounting Pronouncements, Page 60

4.

You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Company’s Response:

The disclosures in our 10-K pertaining to the status of our evaluation process for the amended revenue recognition guidance in Topic 606 reflected the status of our evaluation process and assessment at that time. Our progress subsequent to the filing of our 10-K was included within the updated disclosures in Footnote 1, Recently Issued Accounting Pronouncements, Accounting Pronouncements Not Yet Adopted, paragraphs 2, 3, and 4 in our Condensed Consolidated Financial Statements in our 2017 10-Q, in accordance with ASC 250-10-S99-6 and SAB Topic 11.M. Presented below is the language included in our 2017 10-Q, based on the status of our evaluation process at that time, with the primary updates to the disclosures in our 10-K highlighted in bold italics:

“In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606)(“ASU 2014-09”). The core principle of this ASU is that a company will recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. In doing so, companies will need to use judgment and make estimates when evaluating contract terms and other relevant facts and circumstances. Additionally, ASU 2014-09 requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of ASU 2014-09 by one year. ASU 2014-09, as amended, is effective using either the full retrospective or modified retrospective transition approach for fiscal years, and for interim periods within those years, beginning after December 15, 2017. In 2016, the FASB issued several accounting standards updates to clarify certain topics within ASU 2014-09. The Company will adopt ASU 2014-09, and its related clarifying ASUs, as of January 1, 2018.

The Company is continuing to assess the potential effects of these ASUs on its consolidated financial statements, business processes, systems and controls. The Company’s assessment includes a detailed review of representative contracts at each of the Company’s business units and a comparison of its historical accounting policies and practices to the new standard. Based on the Company’s progress in reviewing various types of revenue arrangements, the Company expects to recognize revenue and earnings over time utilizing the cost-to-cost measure of progress for its fixed price contracts and certain master service and other service agreements, consistent with current practice. For these contracts, the cost-to-cost measure of progress best depicts the transfer of control of goods or services to the customer under the new standard. The Company is continuing to assess the potential effect of accounting for uninstalled materials. Under the Company’s current practice, the cost of uninstalled materials is excluded from the measure of progress, unless specifically produced or fabricated for a project, and the Company is evaluating whether its current practice is consistent with the new standard.

The Company anticipates adopting the standard using the modified retrospective transition approach. Under this approach, the new standard would apply to all new contracts initiated on or after January 1, 2018. For existing contracts that have remaining obligations as of January 1, 2018, any difference between the recognition criteria in these ASUs and the Company’s current revenue recognition practices would be recognized using a cumulative effect adjustment to the opening balance of retained earnings. Any potential effect of adoption of these ASUs has not yet been quantified, however, based on the review of contracts across all of the Company’s business units to date, the adoption of these ASUs is not expected to have a material effect on the timing or amount of revenue recognized as compared to current practices. The Company’s expectations may change as its assessment progresses, which is expected to be substantially completed in the second quarter of 2017.”

As noted in the above excerpt, we expect to substantially complete our evaluation process in the second quarter of 2017 and will continue to add details to our footnote and other disclosures, as necessary, as further determinations or decisions are made, including with respect to the anticipated effects of the expanded disclosure requirements under Topic 606, as well as the systems capabilities required to capture this information.

* * *

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely, MASTEC, INC.

/s/ T. Michael Love
SVP, Corporate Controller

cc:	Sisi Cheng, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Ira N. Rosner, Esq., Holland & Knight LLP